Helus Pharma to Participate at the TD Cowen 6th Annual Novel Mechanisms in Neuropsychiatry Summit
CEO Michael Halstead to participate in a fireside chat on September 23, 2026 at 9:00 a.m. EDT.
NEW YORK & TORONTO – September 21, 2026 – Helus Pharma (Nasdaq: HELP) (Cboe CA: HELP) (the “Company” or “Helus Pharma”), a clinical-stage pharmaceutical company committed to helping minds heal by developing novel serotonergic agonists (“NSAs”), today announced that Michael Halstead, Helus Pharma’s Chief Executive Officer, will participate in a fireside chat at the TD Cowen 6th Annual Novel Mechanisms in Neuropsychiatry Summit taking place virtually September 23, 2026.
The fireside chat will be webcast live on Wednesday, September 23, 2026 at 9:00 a.m. EDT.
To register for the webcast, click here. A replay will be available on the Events & Presentations page of Helus Pharma’s investor relations website.
About Helus Pharma
Helus Pharma, the commercial operating name of Cybin Inc. is a clinical stage pharmaceutical company committed to helping minds heal by developing proprietary NSAs, synthetic molecules designed to activate serotonin pathways that are believed to promote neuroplasticity. The Company’s proprietary NSAs are intended to address the large unmet need for people who suffer from depression, anxiety, and other mental health conditions.
Helus Pharma is working to improve the treatment landscape through the introduction of NSAs that aim to provide durable improvements in mental health. Helus Pharma is currently developing HLP003, a proprietary NSA, in Phase 3 clinical development for the adjunctive treatment of major depressive disorder that has received Breakthrough Therapy Designation from the U.S. Food and Drug Administration and HLP004, also a proprietary NSA in Phase 2 for generalized anxiety disorder. Additionally, Helus Pharma has an extensive research portfolio of investigational NSAs.
The Company operates in Canada, the United States, the United Kingdom, and Ireland. For Company updates and to learn more about Helus Pharma, visit www.helus.com or follow the team on X, LinkedIn, YouTube and Instagram. Helus Pharma™ is a trademark of Helus Pharma Corp.
Cautionary Notes and Forward-Looking Statements
Certain statements in this news release relating to the Company are forward-looking statements or forward-looking information within the meaning of applicable securities laws (collectively, “forward-looking statements”) and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “potential”, “possible”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s anticipated participation at the TD Cowen 6th Annual Novel Mechanisms in Neuropsychiatry Summit; and plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.
These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the NSA market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; implications of disease outbreaks on the Company's operations; and the risk factors set out in each of the Company's management's discussion and analysis for the three months ended June 30, 2026, and the Company’s annual information form for the year ended March 31, 2026, which are available under the Company's profile on SEDAR+ at www.sedarplus.ca/ and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

The Company makes no medical, treatment or health benefit claims about the Company’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding NSAs or HLP003, HLP004 and other programs of the Company. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of NSAs, HLP003, HLP004 or other programs of the Company can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. If Helus Pharma cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.
Neither Cboe Canada, nor the Nasdaq Global Market stock exchange, have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.
Investor Contact:
Matthew Beck
astr partners
Managing Partner
(917) 415-1750
Matthew.beck@astrpartners.com
Gabriel Fahel
Chief Legal Officer
Helus Pharma
1-866-292-4601
irteam@helus.com – or – media@helus.com
Media Contact:
Victoria Verdeja
RXMD
Public Relations Director
(212) 537-9495
vverdeja@rxmedyn.com